UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            ESSEX INTERNATIONAL INC.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   297025 10 8
              ----------------------------------------------------
                                 (CUSIP Number)

                                Steven S. Elbaum
                             The Alpine Group, Inc.
                             Superior TeleCom Inc.
                              Superior/Essex Corp.
                             SUT Acquisition Corp.
                                  1790 Broadway
                          New York, New York 10019-1412
                                 (212) 757-3333
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 27, 1998
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

CUSIP No. 297025 10 8
--------------------------------------------------------------------------------
1     Name of Reporting Person
      SUT Acquisition Corp.

      S.S. or I.R.S. Identification No. of Above Person
      Applied For
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |X|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      BK
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               24,864,262 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        24,864,262 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      24,864,262 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      89.5%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 297025 10 8
--------------------------------------------------------------------------------
1     Name of Reporting Person
      Superior/Essex Corp.

      S.S. or I.R.S. Identification No. of Above Person
      Applied For
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |X|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      BK
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               24,864,262 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        24,864,262 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      24,864,262 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      89.5%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      HC, CO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 297025 10 8
--------------------------------------------------------------------------------
1     Name of Reporting Person
      Superior TeleCom Inc.

      S.S. or I.R.S. Identification No. of Above Person
      58-2248978
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |X|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      BK
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               24,864,262 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        24,864,262 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      24,864,262 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      89.5%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      HC, CO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 297025 10 8
--------------------------------------------------------------------------------
1     Name of Reporting Person
      The Alpine Group, Inc.

      S.S. or I.R.S. Identification No. of Above Person
      22-1620387
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |X|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      BK
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               24,864,262 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        24,864,262 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      24,864,262 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      89.5%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      HC, CO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 6 of 9 Pages


      Items 2, 3, 5 and 7 of the Schedule 13D, dated October 21, 1998 (the "Statement"), relating to the common stock, par value $0.01 per share, of Essex International Inc. are hereby amended by adding thereto the information and exhibits set forth below. The terms defined in the Statement shall have their defined meanings herein, unless otherwise defined herein.

Item 2. Identity and Background

      (a)-(c) and (f) Superior/Essex Corp. ("Superior/Essex") is hereby added as a reporting person. Superior/Essex is a newly incorporated corporation organized and existing under the laws of the State of Delaware. Superior/Essex was formed as part of a corporate reorganization of Parent pursuant to which Superior/Essex became the holding corporation for certain of Parent's directly held subsidiaries in order to facilitate the financing of the Offer. Superior/Essex has not carried on any activities other than in connection with such reorganization and the financing of the Offer. The principal offices of Superior/Essex are located at 1790 Broadway, New York, New York 10019. Superior/Essex is a wholly owned subsidiary of Parent.

      The directors of Superior/Essex are Steven S. Elbaum, Bragi F. Schut and David S. Aldridge and the executive officers of Superior/Essex are Steven S. Elbaum (Chairman of the Board, President and Chief Executive Officer), David S. Aldridge (Treasurer) and Stewart H. Wahrsager (Secretary). The information concerning the residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of the directors and executive officers of Superior/Essex is contained in
Schedule I of the Offer to Purchase and is incorporated herein by reference. The Offer to Purchase was filed with the Statement as Exhibit 99.2.

      (d) and (e) During the last five years, neither Superior/Essex nor, to the best knowledge of Superior/Essex, any of the directors or executive officers of Superior/Essex has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration

      In connection with the Offer, on November 27, 1998, Superior/Essex, Essex Group, Inc., a Michigan corporation and a subsidiary of the Company ("Essex Group"), and Parent and certain subsidiaries of Parent and the Company, as guarantors (collectively, the "Guarantors"), entered into an Amended and Restated Credit Agreement (the "Credit Agreement") among Superior/Essex and Essex Group, as borrowers, the Guarantors, various lenders, Merrill Lynch & Co., as documentation agent ("Merrill"), Fleet National Bank, as syndication agent ("Fleet"), and Bankers Trust Company, as administrative agent ("Bankers Trust"). The Credit Agreement provides for total borrowings of up to $1.15 billion. Total borrowings of approximately $948.0 million under the Credit Agreement were used to pay a portion of the consideration required to consummate the Offer (including the refinancing of certain indebtedness of Parent and Essex Group) and to pay related fees and expenses.

      The Credit Agreement is comprised of two tranches of term loans and a revolving credit facility. Interest on amounts outstanding under the Credit Agreement is based upon either (i) the Federal Funds rate, Bankers Trust's prime lending rate or an adjusted certificate of deposit

                                                               Page 7 of 9 Pages


rate or (ii) the rate in the Eurodollar market for deposits in dollars or the rate in the London market for deposits in Pounds Sterling plus, in each case, an applicable margin, a variable component which, in certain circumstances, is subject to adjustment based on the leverage ratio maintained by Superior/Essex and its subsidiaries. The two tranches of term loans have five and one-half and seven year terms, respectively, and the revolving credit facility has a five and one-half year term. Each of the term loans requires periodic mandatory amortization payments.

      The obligations of each of Superior/Essex and Essex Group under the Credit Agreement are unconditionally guaranteed by the other party and their respective obligations are guaranteed by certain of their respective subsidiaries as well as by Parent. The indebtedness incurred under the Credit Agreement is secured by a first priority lien on substantially all the assets of Parent, Superior/Essex, Essex Group and their subsidiaries.

      Parent, Superior/Essex, Essex Group and certain of their respective subsidiaries are subject to certain customary affirmative and negative covenants under the Credit Agreement, including, without limitation, covenants that restrict, subject to specified exceptions, (i) the incurrence of additional indebtedness and other obligations, (ii) mergers and acquisitions, (iii) asset sales, (iv) the granting of liens, (v) prepayment or repurchase of other indebtedness, (vi) engaging in transactions with affiliates, (vii) capital expenditures, (viii) the making of investments, (ix) dividends and other payments with respect to equity interests and (x) certain changes in the business in which they are engaged.

      Concurrently with the closing of the Credit Agreement, Superior/Essex also entered into the $200,000,000 Senior Subordinated Credit Agreement (the "Subordinated Credit Agreement") among Superior/Essex, as borrower, Parent and certain subsidiaries of Parent (including the Company and Essex Group), as guarantors, various lenders, Fleet, as syndication agent, and Bankers Trust, as administrative agent. Proceeds of the Subordinated Credit Agreement were used to finance the Offer, to refinance certain existing indebtedness of Parent and the Company and to pay related fees and expenses.

      The Subordinated Credit Agreement is a general unsecured obligation of Superior/Essex which ranks pari passu in right of payment with all future senior subordinated indebtedness and senior to all other subordinated indebtedness. The Subordinated Credit Agreement is guaranteed by Parent and by certain subsidiaries of Parent (including Essex Group) on a joint and several basis. The Subordinated Credit Agreement matures in 2006 and is prepayable at the option of Superior/Essex at any time after closing. Upon a change of control (as defined in the Subordinated Credit Agreement), Superior/Essex is required to offer to repurchase the loans under the Subordinated Credit Agreement at a purchase price equal to 101% of the principal amount thereof, plus accrued interest thereon to the date of repurchase. Mandatory prepayments are required from: (i) the net proceeds from issuances of debt to the extent not required to repay senior indebtedness (i.e., the Credit Agreement) and (ii) the net proceeds from equity issuances with customary exceptions.

      Interest on the Subordinated Credit Agreement is payable quarterly. For the first six months after the borrowing date, interest is based upon LIBOR plus 4.25% and, if LIBOR rate loans are not available, the alternate base rate (the higher of prime or 1/2 of 1% over the Federal Funds Rate) plus 3.25%. Upon the six month anniversary of the borrowing date, interest is based upon LIBOR plus 4.50% and, if LIBOR rate loans are not available, the alternate base rate plus 3.50%. Upon the 12 month anniversary of the borrowing date, interest is based upon LIBOR plus 5.00% and, if LIBOR rate loans are not available, the alternate base rate plus 4.00%. After the interest rate increase on the 12 month anniversary of the borrowing date, the interest rate will increase by 0.25% per quarter, but the maximum interest rate will be LIBOR plus 5.50% and, if LIBOR rate loans are not available, the alternate base rate plus 4.50%.

                                                               Page 8 of 9 Pages


      The Subordinated Credit Agreement contains a cross-acceleration to the Credit Agreement and contains covenants limiting the ability of Superior/Essex and its subsidiaries (including the Company) to, among other things, pay dividends or make other restricted payments, make investments, incur additional indebtedness, permit liens, enter into any consolidation, merger, conveyance or lease transactions, make asset sales, enter into transactions with affiliates and engage in unrelated lines of business.

      The Credit Agreement and the Subordinated Credit Agreement are attached hereto as Exhibits 99.7 and 99.8, respectively, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

      The Offer expired at 12:00 midnight, New York City time, on Wednesday, November 25, 1998. On November 27, 1998, Purchaser accepted for payment, on a pro rata basis, 22,562,135 of the Shares (representing approximately 81.2% of the Shares represented by the Company to be outstanding as of October 20, 1998) validly tendered in the Offer. A copy of the press release issued by Parent on November 27, 1998 announcing the expiration of the Offer and the acceptance of the validly tendered Shares for payment is attached hereto as Exhibit 99.9 and is incorporated herein by reference.

      Pursuant to a Stockholders Agreement, dated as of October 21, 1998 (the "Stockholders Agreement"), among Parent, Purchaser and certain stockholders of the Company named therein (the "Stockholders"), the Stockholders tendered 13,254,187 Shares in the Offer, which Shares were initially reported in the Statement. As a result of proration, Purchaser accepted 82.630952%, or 10,952,060, of such Shares for payment. The remaining 2,302,127 Shares (representing approximately 8.3% of the Shares represented by the Company to be outstanding as of October 20, 1998) are still subject to the terms of the Stockholders Agreement. Accordingly, the reporting persons have sole voting and dispositive power with respect to such Shares. The Stockholders Agreement was filed with the Statement as Exhibit 99.5.

      Therefore, the reporting persons are deemed to be the beneficial owners of an aggregate of 24,864,262 Shares, representing approximately 89.5% of the Shares represented by the Company to be outstanding as of October 20, 1998.

Item 7. Material to Be Filed as Exhibits

99.7 Amended and Restated Credit Agreement, dated as of November 27, 1998, among Superior/Essex Corp., Essex Group, Inc., the guarantors named therein, various lenders, Merrill Lynch & Co., as documentation agent, Fleet National Bank, as syndication agent, and Bankers Trust Company, as administrative agent

99.8 Senior Subordinated Credit Agreement, dated as of November 27, 1998, among Superior/Essex Corp., as borrower, Superior TeleCom Inc., as Parent, the subsidiary guarantors named therein, various lenders, Fleet Corporate Finance, Inc., as syndication agent, and Bankers Trust Company, as administrative agent

99.9   Press release issued by Parent on November 27, 1998

99.10 Agreement as to Joint Filing of Amendment No. 1 to Schedule 13D among Alpine, Parent, Superior/Essex and Purchaser

                                                               Page 9 of 9 Pages


Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 1998

                                  SUT ACQUISITION CORP.

                                  By: /s/ Steven S. Elbaum
                                      ------------------------------------------
                                      Name:  Steven S. Elbaum
                                      Title: Chairman of the Board, President
                                             and Chief Executive Officer


                                  SUPERIOR/ESSEX CORP.

                                  By: /s/ Steven S. Elbaum
                                      ------------------------------------------
                                      Name:  Steven S. Elbaum
                                      Title: Chairman of the Board, President
                                             and Chief Executive Officer


                                  SUPERIOR TELECOM INC.

                                  By: /s/ Steven S. Elbaum
                                      ------------------------------------------
                                      Name:  Steven S. Elbaum
                                      Title: Chairman of the Board, President
                                             and Chief Executive Officer


                                  THE ALPINE GROUP, INC.

                                  By: /s/ Steven S. Elbaum
                                      ------------------------------------------
                                      Name:  Steven S. Elbaum
                                      Title: Chairman of the Board and
                                             Chief Executive Officer

                                  EXHIBIT INDEX

99.7 Amended and Restated Credit Agreement, dated as of November 27, 1998, among Superior/Essex Corp., Essex Group, Inc., the guarantors named therein, various lenders, Merrill Lynch & Co., as documentation agent, Fleet National Bank, as syndication agent, and Bankers Trust Company, as administrative agent

99.8 Senior Subordinated Credit Agreement, dated as of November 27, 1998, among Superior/Essex Corp., as borrower, Superior TeleCom Inc., as Parent, the subsidiary guarantors named therein, various lenders, Fleet Corporate Finance, Inc., as syndication agent, and Bankers Trust Company, as administrative agent

99.9   Press release issued by Parent on November 27, 1998

99.10 Agreement as to Joint Filing of Amendment No. 1 to Schedule 13D among Alpine, Parent, Superior/Essex and Purchaser